

November 30, 2012

Via E-Mail
Mr. J. Miguel Fernandez de Castro
Chief Financial Officer
ExamWorks Group, Inc.
3280 Peachtree Road, N.E. Suite, 2625
Atlanta, GA 30305

> **Re: ExamWorks Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2012**
> **Filed November 9, 2012**
> **File No. 001-34930**

Dear Mr. Fernandez de Castro:

We have reviewed your filing and have the following comment in which we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

Form 10-Q for the Fiscal Quarter Ended September 30, 2012

Notes to Consolidated Financial Statements Unaudited, page 5

Note 14. Condensed Consolidating Financial Information of Guarantor Subsidiaries, page 24

1.   We note your disclosure indicating that the guarantor subsidiaries are wholly owned. Please note that "wholly owned," as defined in Rule 1-02(aa) of Regulation S-X, is not the same as "100% owned," as presented in Rule 3-10(h)(1) of Regulation S-X. Please confirm to us that all the subsidiary guarantors are 100% owned, and if so, revise your disclosure in future filings pursuant to Rule 3-10(i)(8) of Regulation S-X. To the extent they are not 100% owned tell us how your current disclosure complies with Rule 3-10 of Regulation S-X.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Joanna Lam at (202) 551-3476 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining